Exhibit 99.1

Pyxis Tankers Regains Compliance with Nasdaq’s Minimum Bid Price Rule & Provides Chartering Update

Maroussi, Greece, May 31, 2022 - Pyxis Tankers Inc. (NASDAQ CM: PXS) (the “Company”), an international pure play product tanker company, announced that it has regained compliance with the minimum bid price requirement under the continued listing requirements of the Nasdaq Stock Market (“Nasdaq”).

On May 27, 2022, the Company received a written notification from Nasdaq’s Listing Qualifications Department stating that the closing bid price of the Company’s common shares has been $1.00 per share or higher for ten consecutive trading days, from May 13, 2022 to May 26, 2022. Accordingly, the Company has regained compliance with the exchange’s minimum bid price rule (Nasdaq Marketplace Rule 5550(a)(2)).

Separately, the Company continued its mixed chartering strategy with three of its medium range product tankers (“MR tankers”) employed in the spot market and two of its MR tankers employed under short-term time charters. Chartering conditions remain robust, and as of May 30, 2022, approximately 77% of the Company’s available days in second quarter of 2022 were booked for the Company’s MR tankers at an average estimated daily Time Charter Equivalent rate of approximately $27,500.

About Pyxis Tankers Inc.

The Company currently owns a modern fleet of five MR tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. The Company is focused on growing its fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. The Company is positioned to opportunistically expand and maximize its fleet due to competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The Company’s website and the information contained therein are not incorporated into and do not form a part of this release.

Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about the Company’s plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, the Company’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “should,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, the Company’s expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 or any variant thereof, or the war in the Ukraine, on the Company’s financial condition and operations and the product tanker industry, in general, are forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. For more information about risks and uncertainties associated with the Company’s business, please refer to the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and the Company’s other filings with the SEC. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. The Company undertakes no obligation to update publicly any information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit the Company’s website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.